06011768

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

08 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

RECEIVED MAR 15 2006 SEC MAIL PROCESSING WASH. D.C. 203 SECTION

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

3/21

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

28 FEBRUARY TO 08 MARCH 2006

209	03/03/2006 : 10:44:00	Smiths Group PLC - Director Declaration
210	07/03/2006 : 12:18:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	10:44 03-Mar-06
Number	2609Z

smiths

3 MARCH 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.14R
DETAILS OF AN ADDITIONAL DIRECTORSHIP HELD BY A CURRENT DIRECTOR

Sir Julian Horn-Smith, a non-executive director of Smiths Group plc, has been appointed as a non-executive director of the Sage Group plc today.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 3 March 2006

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:18 07-Mar-06
Number	4202Z

7 MARCH 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

STATE STREET HONG KONG	13,400
STATE STREET BANK AND TR CO	315,800
BANK OF NEW YORK EUROPE LDN	2,337,300
TRUST & CUST SRVCS BK LTD, TOKO	23,800
NOMURA TRUST AND BANKING	31,600
MASTER TRUST BANK OF JAPAN	191,800
ING LUXEMBORUG	20,300
NORTHERN TRUST LONDON	44,900
STATE STREET BANK AUSTRALIA (C	97,000
CHASE MANHATTAN BK AG FRNKFRT (S	255,500
NORTHERN TRUST LONDON	178,100
STATE STR BK AND TR CO LNDN	202,660
NATIONAL ASTL BK MELBOURNE	62,700
JP MORGAN, BOURNEMOUTH	163,900
BANK OF NEW YORK BRUSSELS	371,500
BROWN BROS HARRIMAN LTD LUX	441,060
JP MORGAN, BOURNEMOUTH	2,765,776
BERMUDA TRUST FAR EAST HK	262,804
JP MORGAN, BOURNEMOUTH	5,753,039

MELLON BANK NA	17,500
INVESTORS BANK AND TRUST	9,600
CITIBANK NA	58,000
NORTHERN TRUST LONDON	112,900
MELLON BANK NA	293,400
STATE STREET BANK AND TR CO	2,114,100
BROWN BROS HARRIMAN AND CO	1,302,600
JPMORGAN CHASE BANK	13,966,804
ROYAL TRUST -TORONTO	23,900
CIBC MELLON TRUST	186,590
BANK OF NEW YORK	332,000
NORTHERN TRUST CO	1,111,200
JPMORGAN CHASE	592,500
MELLON BANK NA	720,896
BROWN BROS HARRIMAN AND CO	1,614,200
STATE STREET BANK AND TR CO	3,164,243
SOCIETE GENERALE	28,000
DEXIA PRIVATBANK	9,500
CHASE MANHATTAN LONDON	8,800
JPMORGAN CHASE BANK	44,600
CHASE MANHTTN BK AG FRNKFRT (S	82,900
CLYDESDALE BANK PLC	107,200
MIDLAND SECURITIES SERVICES	62,200
HSBC BANK PLC	344,200
BANKERS TRUST LONDON	137,200
MELLON BANK	1,023,500
STATE STR BK AND TR CO LNDN (S	2,136,699
BANK OF NEW YORK BRUSSELS	1,846,040
JP MORGAN, BOURNEMOUTH	2,062,330
NORTHERN TRUST LONDON	3,777,130

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 7 MARCH 2006

12. Total holding following this notification: 50,823,671 SHARES

13. Total percentage holding of issued class following this notification*: 8.99%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 7 MARCH 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

07 FEBRUARY to 08 MARCH 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

Form 288b (Resignation of a director)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	765	1,294	771
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	554.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Asmita [signature] **Date** 01.03.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	552	78	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	704.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name :	Mr Grahame Harvey Buckland	Class of shares allotted	Number alloted
Address :	29 Rosefield Crescent, Newtown, Tewkesbury, Gloucestershire.	Ordinary	1,449
Postcode	GL20 8EQ		
Name :	Mr Phillip John Ray	Class of shares allotted	Number alloted
Address :	Apartment 2, The Jerningham, 10 Park Street, Shifnel, Shropshire.	Ordinary	304
Postcode	TF11 9BG		
Name :	Mr Phillip James Smith	Class of shares allotted	Number alloted
Address :	30 Marton Drive, Burnley, Lancashire.	Ordinary	1,073
Postcode	BB11 4RE		
Name :	Mr Peter Douglas Turner	Class of shares allotted	Number allotted
Address :	7 Carter Avenue, Codsall, Wolverhampton, West Midlands.	Ordinary	634
Postcode	WV8 1HQ		
Name :		Class of shares allotted	Number alloted
Address :		**TOTAL**	**3,460**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 01.03.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	551	93	294
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612p	608p	645p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details	Shares and share class allotted	
Name : Mr Stephen Lloyd Boake Address : 6 Brindle Close, Bassett, Southampton, Hampshire Postcode SO16 3PJ	Class of shares allotted Ordinary	Number alloted 294
Name : Mr David John Clake Address : 46 Shirley Park Road, Addiscombe, Croydon, Surrey Postcode CR0 7EU	Class of shares allotted Ordinary	Number alloted 93
Name : Mrs Lisa Marie Harries Address : 92 Long Eights, Northway, Tewkesbury, Gloucestershire Postcode GL20 8QY	Class of shares allotted Ordinary	Number alloted 551
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **938**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 08.02.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,128	345	49
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554p	525p	704p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Mrs Diane Hamer Address : 13 Daniel Adamson Avenue, Partington, Manchester, Lancashire. Postcode M31 4PN	Class of shares allotted Ordinary	Number alloted 622
Name : Mr Reuben David Suter Address : 110 Henwood Road, Compton, Wolverhampton, West Midlands. Postcode WV6 8PF	Class of shares allotted Ordinary	Number alloted 900
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **1,522**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 22. 02. 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	8	2	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	287		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : MR MALCOLM DAY Address : 30 LINCOLN ROAD, HARTLEPOOL, CLEVELAND Postcode TS25 2LJ	Class of shares allotted ORDINARY	Number alloted 287
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **287**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 27.02.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	15	2	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	574		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : MR NIGEL JOHN RICKETTS Address : KILRONAN, COMMONSIDE, EMSWORTH,HANTS Postcode PO10 8TD	Class of shares allotted ORDINARY	Number alloted 574
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number allotted **574**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 24.02.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	104	478	473
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Mrs Shirley Frances Barlow Address : 44 Cinque Ports Avenue, Hythe, Kent. Postcode CT21 6HP	Class of shares allotted Ordinary	Number alloted 323
Name : Mr Peter Hemmings Address : 19 Appleton Way, Hucclecot, Gloucester, Gloucestershire. Postcode GL3 3RP	Class of shares allotted Ordinary	Number alloted 732
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number allotted **1,055**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 08.03.06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 7	0 2	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: THE RT HON LORD *Honours etc:

Forename(s): GEORGE ISLAY MACNEILL

Surname: ROBERTSON

	Day	Month	Year
†Date of Birth	1 2	0 4	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27/2/2006

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS.

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh